

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 13, 2020

Brett Moyer
Chief Executive Officer
Summit Wireless Technologies, Inc.
6840 Via Del Oro, Suite 280
San Jose, CA 95119

> **Re: Summit Wireless Technologies, Inc.**
> **Registration Statement on Form S-1**
> **Filed July 8, 2020**
> **File No. 333-239750**

Dear Mr. Moyer:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

   Please contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Manufacturing

cc: Daniel E. Danovitch, Esq.